Exhibit 99.1

SEK

Interim Report 1 2012

January-March 2012

•                  Operating profit amounted to Skr 738.9 million (1Q11: Skr 458.0 million) and after-tax return on equity amounted to 15.3 percent (1Q11: 10.5 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 601.1 million (1Q11: Skr 333.9 million)

•                  New lending to, and for, Swedish exporters during the first quarter of 2012 amounted to Skr 11.2 billion (1Q11: Skr 5.9 billion)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 59.5 billion (Skr 64.3 billion at year-end 2011)

•                  Common Equity Tier-1 capital adequacy ratio was 19.8 percent at the end of the period (19.6 percent at year-end 2011)

•                  Basic and diluted earnings per share for the first quarter of 2012 amounted to Skr 136.5 (1Q11: Skr 83.8)

2012

For the period
01/01/12 — 31/03/12
Download the report at www.sek.se

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in Skr mn	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011

Results
Net interest revenues	505.4	530.2	435.5	1,870.8
Operating profit	738.9	678.9	458.0	1,889.1
Net profit (after taxes)	544.6	483.0	334.3	1,399.5
After-tax return on equity (1)	15.3%	14.6%	10.5%	10.5%

Operating profit excl. unrealized changes in fair value (2)	601.1	739.9	333.9	1,847.6

Customer financing
New customer financial transactions (3)	11,240	17,095	5,936	51,249
of which direct customer financing	3,403	6,668	1,404	20,549
of which end customer financing	7,837	10,427	4,532	30,700
Loans, outstanding and undisbursed (3),(4)	217,169	220,672	204,495	220,672
Amounts of outstanding offers of lending	59,508	64,294	101,062	64,294

Borrowing
New long-term borrowings (5)	12,715	2,506	16,664	47,685
Outstanding senior debt	269,414	273,245	270,964	273,245
Outstanding subordinated debt	2,926	3,175	2,353	3,175

Statement of financial position
Total assets	311,067	319,702	311,861	319,702
Total liabilities	296,647	305,734	299,046	305,734
Total equity	14,420	13,968	12,815	13,968

Capital
Total capital adequacy ratio, incl. Basel I-based additional requirements (6)	23.3%	23.3%	23.9%	23.3%
Total capital adequacy ratio, excl. Basel I-based additional requirements (7)	23.3%	23.3%	24.5%	23.3%
Tier-1 capital adequacy ratio, incl. Basel I-based additional requirements (8)	23.3%	23.3%	23.9%	23.3%
Common Equity Tier-1 capital adequacy ratio, incl. Basel I-based additional requirements (9)	19.8%	19.6%	20.3%	19.6%

The footnote markers in the above table refer to the Supplemental Information to the financial statements contained herein.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at March 31, 2012 and December 31, 2011, and in matters concerning flows, the three-month period ended on March 31, 2012. Amounts within parentheses refer to December 31, 2011 (in matters concerning positions), or March 31, 2011 (in matters concerning flows).

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Interim Report January-March 2012

Statement by the President

Markets reflect caution

Following a turbulent autumn as a result of the European debt crisis, the first quarter of 2012 has been more cautious. The risks associated with the debt crisis have decreased for the time being due to agreements with Greece and its lenders, leading to the markets beginning to regain risk appetite. However, major imbalances and risks remain, and the markets will continue to reflect uncertainty. Regulatory reforms in the financial sector are leading to fewer banks being willing to offer financing to companies, especially over long periods. This could impede the access to long-term financing and could lead to higher costs for companies.

Nevertheless, the capital markets are seeing positive developments and there are signs that companies are increasing capital market borrowing on favorable terms. The capital markets account for an increasing share of companies’ total borrowing, but this financing is only available to better-known companies, while other lesser-known companies could be excluded.

SEK has the ability to offer lending at long maturities and inquiries to SEK from both Swedish exporters and banks have increased. We are continuing to increase the cooperation with banks to build closer relationships with the 300 largest companies.

SEK continues to retain good capacity to support companies with long-term financing. SEK’s conservative business model provides the greatest reassurance for exporters. Since we match lending and borrowing, we incur no refinancing risk. There is strong reassurance for exporters in knowing that when they receive financing from SEK, SEK has already secured access to the necessary funding with the same maturity.

There are strong indications that developments on the global markets will reflect caution and uncertainty for some time to come. This means that there will continue to be a need for a stable and well-functioning export credit system.

SEK has good profitability. SEK’s operating profit for the first quarter of 2012 amounted to Skr 738.9 million, which is a Skr 280.9 million increase from the corresponding period in 2011. The increase was, among other things,  related to a buy-back of SEK’s own debt which demonstrates that SEK, even during periods of turbulence, is prone to buy back its own bonds.  Return on equity was 15.3 percent after tax, compared with 10.5 percent for the corresponding period in 2011. Operating profit, excluding unrealized changes in fair value, was Skr 601.1 million compared with Skr 333.9 million for the same period in 2011.

SEK important for exports

SEK’s lending operations consist of direct customer financing to Swedish exporters as well as end customer financing, whereby SEK provides financing for the customers of Swedish exporters, i.e. buyers of Swedish goods and services.

SEK has, during the first quarter, financed equipment for Istanbul’s metro from Bombardier’s factories in Sweden, deliveries of Volvo buses to Brazil, turbines to Colombia from Siemens’ facilities in Finspång, power transmission systems to India from ABB, as well as 2G and 3G equipment from Ericsson to India. These transactions have been carried out in cooperation with EKN — the Swedish Export Credits Guarantee Board — and commercial banks, which together with SEK make up the Swedish export credit system.

SEK’s new lending to the Swedish export industry amounted to Skr 11.2 billion in the first quarter. This was an increase of Skr 5.3 billion from the first quarter of 2011. The outstanding volume of offers for loans at the end of the period amounted to Skr 59.5 billion.

SEK sees no decline in customers’ need for SEK’s export finance products. There is a continued need for SEK to provide long-term financing. However, companies are holding off on certain investments, despite the fact that many companies have healthy cash reserves. Due to the prevailing conditions it is uncertain what the main drivers will be. This uncertainty could result in greater volatility in new lending volumes.

SEK is also noticing that financing is becoming an increasingly important factor in where companies base their production. Many companies locate production facilities where they can obtain the best financing terms. The fact that SEK’s financing is both competitive and more accessible relative to other financial institutions means that companies are basing more of their production in Sweden. This provides them with access to Swedish export finance and jobs are created in Sweden.

Several deals carried out in 2011 have been awarded and SEK has received a total of eight prizes by various industry journals. These transactions include financing for Reficar in Colombia where SEK has financed deliveries from Siemens. The deal was awarded the GTR Global Trade Review Best Deals of 2011 and Project Finance Deal of the Year 2011. Another deal that received distinction was the financing for Stora Enso’s Montes de la Plata pulp mill project in Uruguay, which was named Deal of the Year 2011 by Trade Finance Magazine

New customer financing

(Skr billion)

	Jan-Mar, 2012	Jan-Mar, 2011
Customer financing of which:
- End customer financing (1)	7.8	4.5
- Direct customer financing	3.4	1.4
Total	11.2	5.9

(1) Of which Skr 3.9 billion (1Q11: Skr 1.8 billion) had not been disbursed at period-end.

New customer financing by sector

New customer financing

(Skr billion)

SEK’s conservative model offers benefits in tough market conditions

The start of the year has been marked by difficult conditions on the funding markets following the debt crisis. In the end of the quarter, there was a slight improvement.

SEK’s conservative business model, which requires matching of lending and borrowing to ensure capacity for new lending, means that we are less exposed to difficult market conditions.This means that, unlike other organizations, we are not forced to take action under pressure. This provides strong reassurance for exporters knowing that when they receive financing from SEK, we have already arranged the corresponding funding over at least the same maturity.

Total new long-term borrowing amounted to Skr 12.7 billion, which is a decrease of Skr 4.0 billion from the year-earlier period. The repurchase of own debt amounted to Skr 3.6 billion, and early redemption of borrowing amounted to Skr 1.8 billion for the period. SEK believes it is also important to offer liquidity through the use of its own debt during periods of stress. The European market was the most important market during the quarter, accounting for 48.7 percent of SEK’s total new borrowing. The US and Japan have also remained important markets for the funding.

The German capital market is an example of an interesting market, since we have issued bonds on that market at very long maturities in euro, and issued a bond due in 40 years, 2052, for 153 million euros. SEK also issued a “Namensschuldverschreibung,” a domestic bond under German legislation for 90 million euros with a maturity of 13 years.

In January 2012, SEK borrowed for the first time in local Chinese currency (RMB) for long-term financing of a Swedish exporter’s operations in China. The transaction is a milestone in the financing of Swedish exporters, which will now have access to far more competitive, and importantly long-term, financing in RMB.

SEK issued a sterling retail bond for 200 million pounds sterling in February with a maturity of just under three years. The bond was sold to investors in the European market. SEK subsequently increased this bond offering by 50 million pounds sterling following significant demand.

New borrowing
Long-term borrowing (Skr billion)

Markets, 2012

Products, 2012

Comments on the consolidated financial accounts

January - March 2012

Operating profit

Operating profit amounted to Skr 738.9 million (1Q11: Skr 458.0 million), an increase of 61.3 percent compared to the same period in the previous year. The increase was mainly attributable to the net results of financial transactions; in particular, gains on the repurchase of own debt have increased. There has also been an increase in net interest revenues due to higher margins.

Net interest revenues

Net interest revenues amounted to Skr 505.4 million (1Q11: Skr 435.5 million), an increase of 16.1 percent compared to the same period in the previous year, due to an increase in margin which was, however, offset by a decreasing average size of volumes of interest-bearing assets.

The average margin on debt-financed interest-bearing assets amounted to 0.63 percent per annum (1Q11: 0.49 percent), an increase by 14 basis points or 28.6 percent compared to the previous year. The increase in margin was mainly due to an increase in the portion of interest-bearing assets consisting of loans. Since this lending has higher margins than liquidity placements, the average margin increases.

The average amount of debt-financed interest-bearing assets amounted to Skr 256.2 billion (1Q11: Skr 275.4 billion), a decrease of 7.0 percent compared to the same period in the previous year. The majority of the decrease is the result of a strategic decision to more closely match borrowing with new lending, thus enabling a reduction in the volume of outstanding liquidity placements. The decrease also, partially, results from exchange rate effects which have primarily affected the loan portfolio.

Net results of financial transactions

The net result of financial transactions amounted to Skr 328.0 million (1Q11: Skr 142.6 million), an increase of 130.0 percent compared to the same period in the previous year. The increase was mainly due to increased realized net gains on the repurchase of own debt.

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 190.2 million (1Q11: Skr 18.5 million). The positive change in net result was attributable to realized gains from disposed assets and early redemption increasing to Skr 186.6  million (1Q11: Skr 17.7 million). The gains were mainly attributable to repurchases of own debt on the structured bond market.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions were positive and amounted to Skr 137.8 million (1Q11: Skr 124.1 million). Unrealized changes in fair value in 2012 were mainly attributable to changes in credit spreads on SEK’s own debt. The increase in the same period in 2011 was related to changes in fair value on derivatives related to a weakening of the US dollar during the period.

Other operating income

Other operating income amounted to Skr 17.7 million (1Q11: Skr - million) and consisted mainly of recovered expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB). On March 14, 2012, the arbitration proceedings, which cannot be appealed, were concluded in SEK’s favor with regard to the dispute between SEK and SFAB. The dispute related to SEK’s transfer of ownership of shares in Swedbank from SFAB in March 2009.

Personnel expenses

Personnel expenses totaled Skr 73.4 million (1Q11: Skr 70.5 million) an increase of 4.1 percent compared to the same period in the previous year. An allocation was made for the estimated cost of the general personnel incentive system of Skr 8.0 million (1Q11: Skr 8.9 million). The outcome of the general personnel incentive system is based on the operating profit excluding unrealized changes in fair value, and may not exceed two months’ salary. Executive Directors are not covered by the system.

Other expenses

Other expenses amounted to Skr 55.2 million (1Q11: Skr 47.2 million) an increase of 17.0 percent compared to the same period in the previous year. The increase in other expenses is mainly due to an increase in expenses for IT development related to pending, mandatory regulations.

Net credit losses

Net credit losses for the first quarter of 2012 amounted to a recovery of Skr 18.1 million, compared to the recovery of net credit losses amounting to Skr 0.1 million for the same period in 2011. The decrease in the reserve is attributable to currency exchange rate effects offset by Skr 10.0 million in the reserve for credit exposure related to bad debts not linked to a specific counterparty. While, by contrast, no provisions were made in the reserve in the same period the previous year. The increase in the reserve results from a deterioration in credit quality for SEK’s counterparties, due to uncertainties in the European financial markets and related adverse economic conditions.

Other comprehensive income

Other comprehensive income amounted to Skr -125.7 million (1Q11: Skr -121.3 million). Skr 19.5 million (1Q11: Skr 10.9 million) was attributable to changes in value in available-for-sale securities and Skr -145.2 million (1Q11: Skr -132.2 million) was attributable to other comprehensive income related to cash flow hedges.

The positive changes in fair value related to available-for-sale securities for the first quarter of 2012 amounted to Skr 19.5 million (1Q11: Skr 10.9 million). The positive change in fair value was due to lower credit spreads on asset bonds this year and the previous year.

Other comprehensive income regarding derivatives in cash flow hedges amounted, net, to Skr -145.2 million (1Q11: Skr -132.2 million). The negative result was mainly due to changes in fair value attributable to changes in interest rates but was also affected by transfers of unrealized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After tax effects amounting to Skr 33.0 million (1Q11: Skr 31.9 million), other comprehensive income amounted to Skr -92.7 million (1Q11: Skr -89.4 million).

Consolidated statement of comprehensive income and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS), which is operating profit including changes in fair value of certain financial instruments and operating profit excluding unrealized changes in fair value. Operating profit excluding unrealized changes in fair value excludes changes in the fair value of certain financial instruments which are recognized for IFRS purposes.

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects

Performance measurement

	Jan-Mar,	Oct-Dec,	Jan-Mar,	Jan-Dec,
Skr mn	2012	2011	2011	2011
Operating profit	738.9	678.9	458.0	1,889.1
Unrealized changes in fair value	-137.8	61.0	-124.1	-41.5
Operating profit excl. unrealized changes in fair value	601.1	739.9	333.9	1,847.6

Statement of Financial Position

Total assets

SEK’s total assets amounted to Skr 311.1 billion as of March 31, 2012, a decrease of 2.7 percent on year-end 2011 (year-end 2011: Skr 319.7 billion). The majorityof the decrease was caused by a strategic decision to more closely match borrowing with new lending, thus enabling a reduction in the volume of outstanding liquidity placements. The decrease is also, partially, due to exchange rate effects ,which have primarily affected the loan portfolio.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 217.2 billion as of March 31, 2012 (year-end 2011: Skr 220.7 billion), representing a decrease of 1.6 percent since year-end 2011. Of the total amount at March 31, 2012, Skr 192.6 billion represented outstanding loans, a decrease of 1.5 percent from the year-end 2011 (year-end 2011: Skr 195.6 billion), of which Skr 34.1 billion derived from the S-system (year-end 2011: Skr 34.2 billion). See Note 9.

As of March 31, 2012 the aggregated amount of outstanding offers amounted to Skr 59.5 billion (year-end 2011: Skr 64.3 billion), a decrease of 7.5 percent since year-end 2011, of which Skr 50.2 billion (year-end 2011: Skr 57.6 billion) derived from the S-system.

In the composition of SEK’s counterparty exposure, exposure to government export credit agencies and corporates has increased proportionately, to the decrease in exposure to financial institutions and asset-backed securities. Of the total counterparty exposure at March 31, 2012, 43.8 percent (year-end 2011: 43.4 percent) was to states and government export credit agencies; 25.4 percent (year-end 2011: 27.6 percent) was to financial institutions; 4.7 percent (year-end 2011: 5.1 percent) was to asset-backed securities; 18.6 percent (year-end 2011: 17.7 percent) was to corporates; and 7.4 percent (year-end 2011: 6.1 percent) was to regional governments. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

For net exposures to counterparties in Greece, Ireland, Italy, Portugal and Spain see Note 12. These exposures decreased in 2011 and have continued to decrease during the first quarter of 2012.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other; with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of  March 31, 2012, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through to maturity.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 23.3 percent as of March 31, 2012 (year-end 2011: 23.3 percent), of which the Tier-1 capital ratio was 23.3 percent (year-end 2011: 23.3 percent). Amendments to the capital adequacy rules related to price adjustments, which came into effect in December 2011 in Sweden, have affected the capital base as of March 31, 2012. However, amendments to these rules have  not had a material effect. The Common Equity Tier-1 capital adequacy ratio was 19.8 percent (year-end 2011: 19.6 percent). See Note 12 for further information on capital adequacy, risk and exposure.

Events after the Reporting Period

At SEK’s Annual General Meeting held on April 26, 2012, it was decided to approve the proposal from the Board of Directors and the President to pay a dividend to the sole shareholder (the Swedish state) of Skr 420.0 million which corresponds to 30 percent of operating profit after taxes for 2011. Furthermore, it was decided to establish the financial objectives, as proposed by the board, and also to affirm the owner’s policy for SEK as proposed by the owner.

On April 11, 2012, the Swiss company Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) has filed a lawsuit against SEK with Stockholm District Court. In June 2009, LBF notified SEK that they  were demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the ‘LBF Agreement’), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the related Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK made a payment to LBF during the fourth quarter 2011, representing SEK’s debt including interest. SEK disagrees with LBF’s position, and intends to vigorously defend its position in accordance with the Calculation Statements. SEK believes that this legal proceeding will not have a material adverse impact on its results of operations, liquidity or financial condition.  See Note 11.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011
Interest revenues		2,546.3	2,689.9	2,526.8	10,223.0
Interest expenses		-2,040.9	-2,159.7	-2,091.3	-8,352.2
Net interest revenues		505.4	530.2	435.5	1,870.8
Commissions earned		4.6	8.4	6.1	12.3
Commissions incurred		-2.5	-2.5	-4.9	-14.9
Net results of financial transactions	2	328.0	291.2	142.6	523.4
Other operating income		17.7	1.1	—	108.8
Operating income		853.2	828.4	579.3	2,500.4
Personnel expenses		-73.4	-75.6	-70.5	-282.8
Other expenses		-55.2	-60.6	-47.2	-203.1
Depreciations and amortizations of non-financial assets		-3.8	-3.9	-3.7	-14.5
Net credit losses	3	18.1	-9.4	0.1	-110.9
Operating profit		738.9	678.9	458.0	1,889.1

Taxes	4	-194.3	-196.0	-123.7	-489.6
Net profit for the period (after taxes)(i)		544.6	483.0	334.3	1,399.5

Other comprehensive income related to:
Available-for-sale securities		19.5	11.2	10.9	12.1
Derivatives in cash flow hedges		-145.2	11.9	-132.2	394.7
Tax on other comprehensive income	4	33.0	-6.1	31.9	-107.0
Total other comprehensive income		-92.7	17.0	-89.4	299.8
Total comprehensive income(i)		451.9	500.0	244.9	1,699.3

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011
Basic and diluted earnings per share(ii)	136.5	121.0	83.8	350.8

(ii) The average number of shares amounts to 3,990,000  for all periods

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	March 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	6, 7	4,448.9	3,749.6
Treasuries/government bonds	6, 7	2,031.9	2,033.4
Other interest-bearing securities except loans	3, 6, 7	71,919.8	74,738.5
Loans in the form of interest-bearing securities	6, 7	64,383.7	66,204.5
Loans to credit institutions	3, 6, 7	22,682.0	25,791.6
Loans to the public	3, 6, 7	107,567.6	107,938.1
Derivatives	7, 8	28,303.6	31,467.0
Property, plant, equipment and intangible assets	5	134.4	128.4
Other assets		6,368.4	3,909.8
Prepaid expenses and accrued revenues		3,226.6	3,741.0
Total assets		311,066.9	319,701.9

Liabilities and equity
Borrowing from credit institutions	7	15,266.9	15,833.9
Borrowing from the public	7	58.4	59.1
Senior securities issued	7	254,088.6	257,352.4
Derivatives	7, 8	17,174.4	22,604.8
Other liabilities		3,303.3	2,497.0
Accrued expenses and prepaid revenues		2,964.1	3,351.0
Deferred tax liabilities		815.5	811.6
Provisions		49.7	49.6
Subordinated securities issued	7	2,926.0	3,174.4
Total liabilities		296,646.9	305,733.8

Share capital		3,990.0	3,990.0
Reserves		201.9	294.6
Retained earnings		10,228.1	9,683.5
Total equity		14,420.0	13,968.1

Total liabilities and equity		311,066.9	319,701.9

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		286.1	123.0

Contingent assets and liabilities	11	1.1	1.1

Commitments
Committed undisbursed loans	11	24,614.1	25,071.8

Consolidated Statement of Changes in Equity, Summary

Unaudited (except for Jan-Dec, 2011)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Mar, 2011	334.3				334.3
Other comprehensive income related to:
Available-for-sale securities	10.9			10.9
Derivatives in cash flow hedges	-132.2		-132.2
Tax on other comprehensive income Jan-Mar, 2011	31.9		34.7	-2.8
Total other comprehensive income Jan-Mar, 2011	-89.4		-97.5	8.1
Total comprehensive income Jan-Mar, 2011	244.9		-97.5	8.1	334.3
Closing balance of equity March 31, 2011 (2)	12,814.7	3,990.0	-69.0	-25.6	8,919.3
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Dec, 2011	1,399.5				1,399.5
Other comprehensive income related to:
Available-for-sale securities	12.1			12.1
Derivatives in cash flow hedges	394.7		394.7
Tax on other comprehensive income Jan-Dec, 2011	-107.0		-103.8	-3.2
Total other comprehensive income Jan-Dec, 2011	299.8		290.9	8.9
Total comprehensive income Jan-Dec, 2011	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity December 31, 2011 (2)	13,968.1	3,990.0	319.4	-24.8	9,683.5
Opening balance of equity January 1, 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Net profit Jan-Mar, 2012	544.6				544.6
Other comprehensive income related to:
Available-for-sale securities	19.5			19.5
Derivatives in cash flow hedges	-145.2		-145.2
Tax on other comprehensive income Jan-Mar, 2012	33.0		38.1	-5.1
Total other comprehensive income Jan-Mar, 2012	-92.7		-107.1	14.4
Total comprehensive income Jan-Mar, 2012	451.9		-107.1	14.4	544.6
Closing balance of equity March 31, 2012 (2)	14,420.0	3,990.0	212.3	-10.4	10,228.1

(1) The total number of shares is 3,990,000.

(2) The entire equity is attributable to the shareholder of the Parent Company.

Consolidated Statement of Cash Flows

Unaudited (except for Jan-Dec, 2011)

Skr mn	Jan-Mar, 2012	Jan-Mar, 2011	Jan-Dec, 2011
Operating activities

Operating profit (1)	738.9	458.0	1,889.1

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	-18.1	0.1	43.4
Depreciation	3.8	3.7	14.5
Derivatives	-1,757.3	-2,274.2	567.6
Gain on sale of subsidiary	—	—	-105.1
Exchange rate differences	-5.0	-0.1	-4.6
Other	-20.7	304.9	62.4
Income tax paid	-170.4	-215.0	-1,187.5
Total adjustments to convert operating profit to cash flow	-1,967.7	-2,180.6	-609.3

Disbursements of loans	-10,014.0	-8,278.4	-57,673.4
Repayments of loans	11,370.7	11,743.4	41,113.1
Net decrease in bonds and securities held	3,820.3	102.2	29,211.8
Other changes — net	-510.2	108.9	378.9
Cash flow from (+)/to (-) operating activities	3,438.0	1,953.5	14,310.2

Investing activities
Capital expenditures	-10.1	-2.5	139.1
Cash flow from (+)/to (-) investing activities	-10.1	-2.5	139.1

Financing activities
Proceeds from issuance of short-term senior debt	0.0	468.0	3,403.6
Proceeds from issuance of long-term senior debt	8,137.4	15,734.5	51,486.4
Repayments of debt	-5,384.6	-8,289.9	-37,565.7
Repurchase and early redemption of own long-term debt	-5,486.7	-16,561.9	-36,522.6
Dividend paid	—	—	-301.0
Cash flow from (+)/to (-) financing activities	-2,733.9	-8,032.4	-19,499.3

Net cash flow for the year	694.0	-6,081.4	-5,050.0
Exchange rate differences on cash and cash equivalents	5.3	-9.4	1.6
Cash and cash equivalents at beginning of the period	3,749.6	8,798.0	8,798.0
Cash and cash equivalents at end of the period (2)	4,448.9	2,707.2	3,749.6

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

Skr mn	Jan-Mar, 2012	Jan-Mar, 2011	Jan-Dec, 2011
Interest payments received	3,076.6	3,203.2	10,446.9
Interest expenses paid	2,474.4	2,480.5	8,534.9

(2) Cash and cash equivalents

Skr mn	Jan-Mar, 2012	Jan-Mar, 2011	Jan-Dec, 2011
Cash at banks	208.6	197.2	231.8
Cash equivalents	4,240.3	2,510.0	3,517.8
Total cash and cash equivalents	4,448.9	2,707.2	3,749.6

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 6.

Notes

1.               Applied Accounting Principles

2.               Net Results of Financial Transactions

3.               Impairment and Past-due Receivables

4.               Taxes

5.               Property, Plant, Equipment and Intangible Assets

6.               Loans and Liquidity Placements

7.               Classification of Financial Assets and Liabilities

8.               Derivatives

9.              S-System

10.         Segment Reporting

11.         Contingent Liabilities, Contingent Assets and Commitments

12.         Capital Adequacy and Exposures

13.         Transactions with Related Parties

14.         Events After the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied Accounting Principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2011 annual financial statements. Certain amounts reported in prior periods have been reclassified to conform to the current presentation. Changes in accounting standards have had insignificant impact on accounting during the first quarter of 2012. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2011.

Note 2. Net Results of Financial Transactions

Skr mn	Jan-Mar, 2012	Oct-Dec, 2011		Jan-Mar, 2011	Jan-Dec, 2011
Net results of financial transactions were related to:
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	3.6	-0.3		0.8	4.8
Interest compensation	—	-5.9		—	42.2
Realized results on settled assets and repurchased debt	186.6	358.4	(1)	17.7	434.9	(1)
Total net results of financial transactions, before certain fair value changes	190.2	352.2		18.5	481.9

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	137.8	-61.0		124.1	41.5
Total net results of financial transactions	328.0	291.2		142.6	523.4

(1) A realized gain of Skr 279.3 million is included in the period attributable to the disposal of an earlier reclassified contingent asset related to Lehman Brothers that was effectuated in November 2011. This item is then moved from unrealized changes in fair value where it was accounted for earlier. See Note 11 for more information regarding reporting of contingent assets.

Note 3. Impairment and Past-due Receivables

Skr mn	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011
Net credit losses (1), (2)	-10.0	-10.2	-2.2	-125.1
Reversal of previous write-downs (1), (2)	23.5	0.7	1.0	10.0
Net impairments and reversals	13.5	-9.5	-1.2	-115.1
Recovered credit losses	4.6	0.1	1.3	4.2
Net credit losses	18.1	-9.4	0.1	-110.9
of which related to loans (3)	-3.5	-7.7	-0.5	-78.4
of which related to liquidity placements (3)	21.6	-1.7	0.6	-32.5

Changes in reserves of financial assets
Balance brought forward	-676.2	-666.7	-561.1	-561.1
Impaired financial assets sold	—	—	—	—
Net impairments and reversals	13.5	-9.5	-1.2	-115.1
Balance carried forward	-662.7	-676.2	-562.3	-676.2
of which related to loans (3)	-173.8	-166.2	-84.9	-166.2
of which related to liquidity placements (3)	-488.9	-510.0	-477.4	-510.0

(1) SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 23.4 million was recorded in the three month period in relation to the two CDOs (1Q11: Skr -), bringing the total of such impairment to Skr 468.8 million (year-end 2011: Skr 491.4 million).  The reversal was primarily due to currency effects related to previous provisions in foreign currency. The assets have a book value gross before impairment of Skr 611.1 million (year-end 2011: Skr 641.4 million).

(2)  The amount for the three month period includes a provision of Skr 10.0 million (1Q11: Skr -) related to bad debts not linked to a specific counterparty. Resulting in the provision for bad debt not linked to a specific counterparty amounting to Skr 170.0 million (year-end 2011: Skr 160.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK assessed the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3)  See Note 6 for definitions.

Past-due Receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	March 31, 2012		December 31, 2011
Past-due receivables:
Aggregate amount less than 90 days past-due	146.8	(1)	154.2	(1)
Aggregate amount of principal and interest more than 90 days past-due	1,000.0	(1),(2)	891.8	(1),(2)
Principal amount not past-due on such receivables	1,837.0	(1)	2,079.4	(1)

(1)Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2) Of the aggregate amount of principal and interest past due Skr 146.8 million (year-end 2011: Skr 153.5 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 146.8 million (year-end 2011: Skr 153.5 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves.

Note 5. Property, Plant, Equipment and Intangible Assets

Skr mn	March 31, 2012	December 31, 2011

Property, land and equipment
Net book value at beginning of the year	40.7	141.9
Acquisitions of the period	2.9	16.2
Sales or disposals of the period	-0.1	-107.5	(1)
Depreciations of the period	-2.6	-9.9
Net book value of property, plant and equipment	40.9	40.7

Intangible assets
Net book value at beginning of the year	87.7	17.1
Acquisitions of the period	7.0	75.1
Depreciations of the period	-1.2	-4.5
Net book value of intangible assets	93.5	87.7

Net book value of tangible and intangible assets	134.4	128.4

(1)The subsidiary AB SEKTIONEN, owner of SEK’s former office building, was sold during the second quarter of 2011 and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

Note 6. Loans and Liquidity Placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	March 31, 2012	December 31, 2011
Loans:
Loans in the form of interest-bearing securities	64,383.7	66,204.5
Loans to credit institutions	22,682.0	25,791.6
Loans to the public	107,567.6	107,938.1
Less:
Deposits with time to maturity exceeding three months	-2,077.9	-4,334.3
Total loans	192,555.4	195,599.9

Liquidity placements:
Cash and cash equivalents (1)	4,448.9	3,749.6
Deposits with time to maturity exceeding three months	2,077.9	4,334.3
Treasuries/government bonds	2,031.9	2,033.4
Other interest-bearing securities except loans	71,919.8	74,738.5
Total liquidity placements	80,478.5	84,855.8

Total interest-bearing assets	273,033.9	280,455.7

(1) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Note 7. Classification of Financial Assets and Liabilities

Financial assets by accounting category

	March 31, 2012
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	4,448.9	—	—	—	—	4,448.9
Treasuries/government bonds	2,031.9	—	—	—	1,994.3	37.6
Other interest-bearing securities except loans	71,919.8	—	3,390.5	—	8,067.9	60,461.4
Loans in the form of interest-bearing securities	64,383.7	—	2,181.5	—	—	62,202.2
Loans to credit institutions	22,682.0	—	—	—	—	22,682.0
Loans to the public	107,567.6	—	—	—	—	107,567.6
Derivatives	28,303.6	11,235.2	—	17,068.4	—	—
Total financial assets	301,337.5	11,235.2	5,572.0	17,068.4	10,062.2	257,399.7

Financial liabilities by accounting category

	March 31, 2012
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,266.9	—	—	—	15,266.9
Borrowing from the public	58.4	—	—	—	58.4
Senior securities issued	254,088.5	—	125,286.9	—	128,801.6
Derivatives	17,174.4	14,552.1	—	2,622.3	—
Subordinated securities issued	2,926.0	—	—	—	2,926.0
Total financial liabilities	289,514.2	14,552.1	125,286.9	2,622.3	147,052.9

Financial assets by accounting category

	December 31, 2011
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6	—	—	—	—	3,749.6
Treasuries/government bonds	2,033.4	—	—	—	—	2,033.4
Other interest-bearing securities except loans	74,738.5	—	4,477.4	—	9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5	—	2,288.8	—	—	63,915.7
Loans to credit institutions	25,791.6	—	—	—	—	25,791.6
Loans to the public	107,938.1	—	—	—	—	107,938.1
Derivatives	31,467.0	12,696.7	—	18,770.3	—	—
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

Financial liabilities by accounting category

	December 31, 2011
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9	—	—	—	15,833.9
Borrowing from the public	59.1	—	—	—	59.1
Senior securities issued	257,352.4	—	130,317.6	—	127,034.8
Derivatives	22,604.8	19,954.8	—	2,650.0	—
Subordinated securities issued	3,174.4	—	—	—	3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

(1) Of loans and receivables, 9.0 percent (year-end 2011: 9.5 percent) are subject to fair-value hedge accounting and 6.0 percent (year-end 2011: 5.7 percent) are subject to cash-flow hedge accounting.

(2) No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3) Of other financial liabilities, 86.0 percent (year-end 2011: 86.2 percent) are subject to fair-value hedge accounting.

The current financial uncertainty has not had any significant impact on fair values of assets or liabilities. There have been no significant transfers of assets or liabilities at fair value between the three levels of IFRS 7 fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr 370.8 million (year-end 2011: Skr 209.4 million), which represents a cumulative decrease of the book value. For the period January 1 to March  31, 2012 the credit risk component has increased by Skr 161.4 million (1Q11: Skr -11.8 million), which decreased  the value of financial liabilities and affected operating profit positively. The accumulated changes for derivatives originating from credit risk amount to Skr -3.0 million (year-end 2011: Skr -6.3 million) and period changes amounted to Skr 3.3 million (1Q11: Skr 19.3 million) which have a positive effect on operating profit. The change in subordinated debt is related to a change in values.

Repayments of long-term debt amounting to approximately Skr 5.4 billion (1Q11: Skr 8.3 billion) has been effectuated, during the three-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr 5.5 billion (1Q11: Skr 16.6 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. If SEK had not chosen the reclassification option it should not have affected operating profit for the period January 1 to March 31, 2012. During the period January 1 and March 31 2011, operating profit would have been affected by Skr 0.3 million. For the period January 1 to March 31, 2012 net interest revenues was effected by Skr —0.7 million from the reclassificed assets and,  for the same period 2011 the amount was Skr 14.3 million.

Skr mn	March 31, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	245.4	245.5

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option the effect reported in other comprehensive income should have been a positive effect of Skr 2.7 million for the period January 1 to March 31, 2012. For the same period in 2011, the reclassification would have affected other comprehensive income positively by Skr 3.1 million. With respect to the period January 1 to March 31, 2012, total interest revenues of Skr 12.8 million were derived from these reclassified assets and during the period January 1 to March 31, 2011, total interest revenues of Skr 26.9 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.4 percent.

Skr mn	March 31, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	362.6	363.4	363.6	1,130.7	1,128.2
Loans in the form of interest-bearing securities	787.1	862.8	862.8	1,019.8	1,019.8
Total	1,149.7	1,226.2	1,226.4	2,150.5	2,148.0

Note 8. Derivatives

Derivatives by categories

	March 31, 2012			December 31, 2011
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,151.8	6,457.3	138,929.5	6,169.6	7,226.2	143,469.3
Currency-related contracts	19,466.9	5,126.0	224,102.9	23,182.5	5,089.8	231,600.0
Equity-related contracts	2,495.6	4,311.9	49,092.0	1,952.9	8,747.5	58,498.7
Contracts related to commodities, credit risk, etc.	189.3	1,279.2	18,253.1	162.0	1,541.3	20,377.5
Total derivatives	28,303.6	17,174.4	430,377.5	31,467.0	22,604.8	453,945.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, et cetera.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Such developments, which differ in different markets, have been taken into account when calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total net exposures” in Note 12, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of March 31, 2012,  the nominal amount of credit default swap contracts classified as financial guarantees were Skr 13 461.0 million (year-end 2011: Skr 15,371.7 million).

Note 9. S-System

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2011. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 20.9 million for the first quarter of 2012 (1Q11: Skr 13.8 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net results in the S-system for the first quarter of 2012 amounted to Skr 20.3 million (1Q11: Skr 53.8 million), of which the net results for the CIRR loans represented Skr 31.5 million (1Q11: Skr 63.6 million).

Statement of Comprehensive Income for the S-system

Skr mn	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011
Interest revenues	258.3	252.8	180.7	862.9
Interest expenses	-218.3	-216.5	-194.2	-802.5
Net interest revenues	40.0	36.3	-13.5	60.4
Interest compensation	0.0	2.0	78.4	92.4
Remuneration to SEK	-20.9	-21.7	-13.8	-72.4
Foreign exchange effects	1.2	0.0	2.7	1.4
Reimbursement to (-) / from (+) the State	-20.3	-16.6	-53.8	-81.8
Operating profit	0.0	0.0	0.0	0.0

Statement of Financial Position for the S-system

(included in SEK’s statement of financial position)

Skr mn	March 31, 2012	December 31, 2011
Cash and cash equivalents	4.2	20.1
Loans	34,081.7	34,226.9
Derivatives	12.3	4.6
Other assets	2,181.1	2,459.0
Total assets	36,279.3	36,710.6

Liabilities	34,370.4	34,591.8
Derivatives	1,908.9	2,118.8
Equity	—	—
Total liabilities and equity	36,279.3	36,710.6

Commitments
Committed undisbursed loans (see Note 11)	9,033.2	9,036.0

Results under the S-System by type of loan CIRR loans

Skr mn	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011
Net interest revenues	50.7	46.6	-4.2	100.3
Interest compensation	—	2.0	78.4	92.4
Remuneration to SEK	-20.4	-21.2	-13.3	-70.4
Foreign exchange effects	1.2	0.0	2.7	1.4
Total	31.5	27.4	63.6	123.7

Results under the S-System by type of loan Concessionary loans

Skr mn	Jan-Mar, 2012	Oct-Dec, 2011	Jan-Mar, 2011	Jan-Dec, 2011
Net interest revenues	-10.7	-10.3	-9.3	-39.9
Interest compensation	—	—	—	—
Remuneration to SEK	-0.5	-0.5	-0.5	-2.0
Foreign exchange effects	—	—	—	—
Total	-11.2	-10.8	-9.8	-41.9

Note 10. Segment Reporting

The segment reporting has been changed from the fourth quarter of 2011 to better reflect the present internal reporting structure. In accordance with IFRS 8, SEK has the following two segments: direct customer financing and end customer financing. Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services.

Previously, SEK reported the segments granting of loans and other segments (including advisory services and capital market products). See Note 1 (c) to the Annual Report of 2011 for further information about segment reporting. SEK’s management evaluates its business mainly on the basis of the non-IFRS income measure, operating profit excluding some fair valuation effects recorded according to IFRS. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Jan-Mar, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	288.6	218.9	—	—	507.5
Net results of financial transactions	82.1	108.1	—	—	190.2
Other operating income	—	—	17.7	—	17.7
Operating expenses	-53.3	-79.1	—	—	-132.4
Net credit losses	3.3	14.8	—	—	18.1
Operating profit excl. unrealized changes in fair value	320.7	262.7	17.7	—	601.1
Unrealized changes in value	—	—	—	137.8	137.8
Operating profit	320.7	262.7	17.7	137.8	738.9

Consolidated Statement of Comprehensive Income

	Oct-Dec, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	320.7	215.4	—	—	536.1
Net results of financial transactions	151.5	200.7	—	—	352.2
Other operating income	—	—	1.1	—	1.1
Operating expenses	-59.9	-80.2	—	—	-140.1
Net credit losses	-6.4	-3.0	—	—	-9.4
Operating profit excl. unrealized changes in fair value	405.9	332.9	1.1		739.9
Unrealized changes in value	—	—	—	-61.0	-61.0
Operating profit	405.9	332.9	1.1	-61.0	678.9

Consolidated Statement of Comprehensive Income

	Jan-Mar, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	253.7	183.0	—	—	436.7
Net results of financial transactions	7.5	11.0	—	—	18.5
Other operating income	—	—	—	—	—
Operating expenses	-59.3	-62.1	—	—	-121.4
Net credit losses	-6.5	6.6	—	—	0.1
Operating profit excl. unrealized changes in fair value	195.4	138.5	—	—	333.9
Unrealized changes in value	—		—	124.1	124.1
Operating profit	195.4	138.5	—	124.1	458.0

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.1	770.1	—	—	1,868.2
Net results of financial transactions	227.3	254.6	—	—	481.9
Other operating income	—	—	108.8	—	108.8
Operating expenses	-211.5	-288.9	—	—	-500.4
Net credit losses	-71.9	-39.0	—	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	—	1,847.6
Unrealized changes in value	—	—	—	41.5	41.5
Operating profit	1,042.0	696.8	108.8	41.5	1,889.1

Interest-bearing assets and Committed undisbursed loans

	March 31, 2012			December 31, 2011
Skr billion	Direct customer financing	End customer financing	Sum of segments	Direct customer financing	End customer financing	Sum of segments

Interest-bearing assets	119.8	150.0	269.8	127.5	147.5	275.0
Committed undisbursed loans	—	24.6	24.6	2.5	22.6	25.1

Reconciliation between sum of segments and the Consolidated
Statement of Financial Position

Skr billion	March 31, 2012	December 31, 2011
Sum of segments	269.8	275.0
Derivatives	28.3	31.5
Property, plant, equipment and intangible assets	0.1	0.1
Other assets	6.4	3.9
Prepaid expenses and accrued revenues	3.2	3.7
Other (1)	3.3	5.5
Total	311.1	319.7
Consolidated Statement of Financial Position	311.1	319.7

(1) The line item consists mainly of call deposits.

Note 11. Contingent Liabilities, Contingent Assets and Commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of March 31, 2012. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (year-end 2011: 1.1 million). Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of March 31, 2012. Of the Skr 24,614.1 million of committed undisbursed loans at March 31, 2012 (year-end 2011: Skr 25,071.8 million), committed undisbursed loans under the S-system represented Skr 9,033.2 million (year-end 2011: Skr 9,036.0 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 9).

SEK makes indicative loan offers to its customers, i.e. offers at a specified interest rate subject to change prior to the acceptance of the offer. When a borrower accepts the loan offer, the interest rate is stipulated. The volume of outstanding offers amounted to Skr 59.5 billion at March 31, 2012 (year-end 2011: Skr 64.3 billion).

As of March 31, 2012, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 2.1 billion (year-end 2011: Skr 4.3 billion).

Lehman Brothers Holdings Inc.

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers Group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”) in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with three different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements included claims for calculated costs related to the replacement of these financial guarantees. SEK’s claims against the related Lehman Brothers entities associated with these financial guarantees has not initially been recognized in the statement of financial position due to the requirement that contingent assets only should be recognized when there is virtual certainty of collection.

On April 11, 2012, the Swiss company Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) has filed a lawsuit against SEK with Stockholm District Court. In June 2009, LBF notified SEK that they were demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the ‘LBF Agreement’), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the related Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK made a payment to LBF during the fourth quarter 2011, representing SEK’s debt including interest. SEK disagrees with LBF’s position, and intends to vigorously defend its position in accordance with the Calculation Statements.

SEK believes that this legal proceeding will not have a material adverse impact on its results of operations, liquidity or financial condition. SEK’s set-off and damage claims have, however, not all been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of SEK’s dispute with LBF be given.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of March 31, 2012 was 23.3. percent (year-end  2011: 23.3 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2011.

Capital base

Skr mn	March 31, 2012	December 31, 2011
Tier-1 capital	15,571	15,375
Tier-2 capital	5	n.a.
Total Capital base	15,576	15,375

Capital base - Adjusting items

Skr mn	March 31, 2012	December 31, 2011
Equity	14,420	13,968
Equity-portions of untaxed reserves	n.a.	n.a.
Expected dividend	-583	-420
Items recognized at fair value	-462	-475
Intangible assets and other adjustments	-92	-88
Deduction from Tier-1 capital	-29	-33
Tier-1 eligible subordinated debt	2,317	2,423
100% of expected loss in accordance with IRB-calculation	n.a.	0
Total Tier-1 capital	15,571	15,375

Tier-2 eligible subordinated debt	n.a.	n.a.
Deduction from Tier-2 capital	n.a.	n.a.
100 % of expected surplus in accordance with IRB-calculation	5	n.a.
Total Tier-2 capital	5	0

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of  March  31, 2012 the addition to the capital base amounted to Skr 5 million.The amount increased Tier-2 capital. As of December 31, 2011, the deduction from the capital base amounted to Skr  0 million.

Capital Requirements in Accordance with Pillar 1

	March 31, 2012		December 31, 2011
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardized method	1,824	146	1,767	141
Credit risk IRB method	60,281	4,822	59,349	4,748
Currency exchange risks	—	—	—	—
Operational risk	4,799	384	4,799	384
Total Basel II	66,904	5,352	65,915	5,273

Basel I-based additional requirement (1)	—	—	—	—
Total Basel II incl. additional requirement	66,904	5,352	65,915	5,273

Total Basel I	81,602	6,528	81,146	6,492

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2012, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

Regulations include opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2011 the legislature has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	March 31, 2012		December 31, 2011
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.3%	23.3%	23.3%	23.3%
of which related to Tier-1 capital	23.3%	23.3%	23.3%	23.3%
of which related to Tier-2 capital	0.0%	0.0%	n.a.	n.a.
Capital adequacy quota (total capital base/total required capital)	2.91	2.91	2.92	2.92

According to SEK’s definition, Common Equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. SEK’s Common Equity Tier-1 capital adequacy ratio amounted to 19.8 percent as of March 31, 2012 (year-end 2011: 19.6). The definition of what to be computed in Common Equity Tier-1 capital in future capital adequacy regulations has not yet been determined.

Net Exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	March 31, 2012		December 31, 2011		March 31, 2012		December 31, 2011		March 31, 2012		December 31, 2011
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	12.2	3.9	13.0	4.1	10.8	4.0	11.5	4.2	1.4	3.3	1.5	3.8
Government export credit agencies	124.5	39.9	123.1	39.3	99.1	36.7	101.7	37.0	25.4	60.2	21.4	54.9
Regional governments	23.0	7.4	19.1	6.1	22.7	8.4	18.8	6.9	0.3	0.7	0.3	0.8
Multilateral development banks	0.4	0.1	0.4	0.1	0.4	0.1	0.4	0.1	—	—	—	—
Financial institutions	79.4	25.4	86.5	27.6	67.5	25.0	74.0	26.9	11.9	28.2	12.5	32.0
Corporates	58.1	18.6	55.4	17.7	54.9	20.4	52.1	19.0	3.2	7.6	3.3	8.5
Securitization positions	14.6	4.7	16.1	5.1	14.6	5.4	16.1	5.9	—	—	—	—
Total	312.2	100.0	313.6	100.0	270.0	100.0	274.6	100.0	42.2	100.0	39.0	100.0

Net exposure European countries, excluding the Nordic countries

Skr billion	March 31, 2012	December 31, 2011
Great Britain	20.6	22.0
Germany	10.8	13.7
France	9.9	11.4
The Netherlands	8.1	8.1
Ireland	4.1	4.3
Spain	3.1	3.3
Poland	3.1	3.1
Switzerland	2.3	3.3
Belgium	1.1	1.8
Italy	0.9	0.9
Portugal	0.8	0.8
Greece	—	—
Other countries	3.0	2.0
Total	67.8	74.7

Net exposures to counterparties in Greece, Ireland, Italy, Portugal and Spain amounted to Skr 8.9 billion for the first quarter of  2012 (year-end 2011: Skr 9.3 billion).

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of March 31, 2012 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

	March 31, 2012
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total
Australia	3,239	—	—	—	—	—	3,239
Belgium	752	—	—	—	—	—	752
France	—	3	—	—	—	—	3
Germany	—	79	69	—	—	—	148
Ireland	877	—	—	—	—	1 449	2,326
Netherlands	807	—	—	—	—	—	807
Portugal	340	—	—	—	—	—	340
Spain	920	54	—	50	—	184	1,208
United Kingdom	2,536	—	—	—	—	43	2,579
United States	—	—	—	—	142	2,598	2,740
Total	9,471	136	69	50	142	4,274	14,142

	March 31, 2012
Net exposures Skr mn Exposure(1)	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which CDO 'rated ‘CCC’
Australia	3,239	—		—		—		—		—		—		—		—		—		—
Belgium	752	—		—		—		—		—		—		—		—		—		—
France	3	—		—		—		—		—		—		—		—		—		—
Germany	79	69	(3)	—		—		—		—		—		—		—		—		—
Ireland	1,449	—		—		—		20	(3)	—		—		389	(3)	—		468	(3)	—
Netherlands	807	—		—		—		—		—		—		—		—		—		—
Portugal	—	—		—		—		—		—		166	(3)	—		174	(3)	—		—
Spain	54	—		405	(3)	477	(3)	—		16	(3)	42	(3)	—		—		214	(3)	—
United Kingdom	2,346	—		190	(3)	43	(3)	—		—		—		—		—		—		—
United States	1,969	629	(3)	—		—		—		—		—		—		—		—		142	(4)
Total	10,698	698		595		520		20		16		208		389		174		682		142

(1)  Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)  Of these assets amounting to Skr 3,302 million, still Skr 1,510 million have the highest-possible rating from at least one of the rating institutions. Regarding exposure to Ireland , two suecurities  have been downgraded to ‘BB’ during the first quarter of 2012.

(4)  These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amount to Skr 469 million in total as of March 31, 2012.

	December 31, 2011
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)		Total
Australia	3 550	—	—	—	—	—		3 550
Belgium	760	—	—	—	—	—		760
France	—	24	—	—	—	—		24
Germany	—	102	70	—	—	—		172
Ireland	920	—	—	—	—	1 465	(3)	2 385
Netherlands	834	—	—	—	—	—		834
Portugal	351	—	—	—	—	—		351
Spain	962	65	—	66	—	209		1 302
United Kingdom	3 246	—	—	—	—	57		3 303
United States	—	—	—	—	151	2 790		2 941
Total	10,623	191	70	66	151	4,521		15 622

	December 31, 2011
Net exposures Skr mn Exposure(1)	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘BBB+’		... of which rated ‘BBB’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which CDO 'rated ‘CCC’
Australia	3 550	—		—		—		—		—		—		—		—		—		—
Belgium	760	—		—		—		—		—		—		—		—		—		—
France	24	—		—		—		—		—		—		—		—		—		—
Germany	102	70	(4)	—		—		—		—		—		—		—		—		—
Ireland	1 465	—		—		45	(4)	—		—		592	(4)	283	(4)	—		—		—
Netherlands	834	—		—		—		—		—		—		—		—		—		—
Portugal	—	—		—		—				171	(4)	—		—		180	(4)	—		—
Spain	452	50	(4)	16	(4)	496	(4)	44	(4)	24	(4)	—		—		—		220	(4)	—
United Kingdom	3 044	—		259	(4)	—		—		—		—		—		—		—		—
United States	2 132	658	(4)	—		—		—		—		—		—		—		—		151	(5)
Total	12,363	778		275		541		44		195		592		283		180		220		151

(1)  Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(4)  Of these assets amounting to Skr 3,108 million, still Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(5)  These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from

‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amount to Skr 491 million in total as of December 31, 2011.

Note 13. Transactions with Related Parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2011. No material changes have taken place in relations or transactions with related parties compared to the descriptions in the Annual Report for 2011. SEK has invested in treasury bills issued by the Swedish National Debt Office during the first quarter of 2012. The holding amounted to Skr 1,994.3 million as of March 31, 2012 (year-end 2011: Skr 1,995.3 million).

Note 14.  Events After the Reporting Period

At SEK’s Annual General Meeting held on April 26, 2012, it was decided to approve the proposal from the Board of Directors and the President to pay a dividend to the sole shareholder (the Swedish state) of Skr 420.0 million which corresponds to 30 percent of operating profit after taxes for 2011. Furthermore, it was decided to establish the financial objectives, as proposed by the board, and also to affirm the owner’s policy for SEK as proposed by the owner.

On April 11, 2012, the Swiss company Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) has filed a lawsuit against SEK with Stockholm District Court. In June 2009, LBF notified SEK that they  were demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the ‘LBF Agreement’), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the related Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK made a payment to LBF during the fourth quarter 2011, representing SEK’s debt including interest. SEK disagrees with LBF’s position, and intends to vigorously defend its position in accordance with the Calculation Statements. SEK believes that this legal proceeding will not have a material adverse impact on its results of operations, liquidity or financial condition. See Note 11.

The Board of Directors and the President confirm that this Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 26, 2012

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

SEK has established the following expected dates for the publication of financial information and other related matters:

July 20, 2012	Interim Report for the period April 1, 2012 –June 30, 2012

October 22, 2012	Interim Report for the period July 1, 2012 –September 30, 2012

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 26, 2012.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2011, is available at www.sek.se

Supplemental Information

(1) Net profit, after taxes, expressed as a percentage per annum of current year´s average equity. The definition has been amended to conform with the owner’s definition of return on equity. The return on equity was in previously published reports based on the opening balance of equity, adjusted for dividends paid during the period, reserves related to financial assets available-for-sale and reserves for cash-flow hedge accounting.

(2) Operating profit excluding unrealized changes in fair value of certain financial instrument after taxes (see Note 2).

(3) New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

(4) Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. SEK considers that these amounts reflect SEK’s actual lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 6).

(5) New borrowing with maturities exceeding one year.

(6) Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(7) Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12 “Capital Adequacy and Exposures “, in this Interim Report for a complete description of the calculation of required minimum capital during the transitional period.

(8) Tier-1 capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(9) According to SEK’s definition, Common Equity Tier-1 capital consists of Tier-1 capital excluding Additional Tier-1 capital (in the form of perpetual subordinated debt).